PROSPECTUS SUPPLEMENT NO. 5 (To Prospectus dated September 13, 2011)	Filed pursuant to Rule 424(b)(3) Registration No. 333-176618

Bontan Corporation Inc.

61,102,500 Shares of Common Stock
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This prospectus supplement updates and supplements the prospectus dated September 13, 2011, relating to the resale of up to 61,102,500 shares of our common stock by certain selling stockholders.

This prospectus supplement contains updated information on the Settlement Agreement, on Form 6-K, which was filed with the U.S. Securities and Exchange Commission on December 19, 2011.

You should read this prospectus supplement in conjunction with the prospectus dated September 13, 2011, including any supplements thereto, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the prospectus and any supplements thereto, except to the extent the information in this prospectus supplement supersedes the information contained in the prospectus and any supplements thereto.

Our common stock is quoted on the Over-the-Counter (OTC) Bulletin Board under the symbol “BNTNF.” The high and low bid prices for our common stock on the OTC Bulletin Board on December 16, 2011 were US$0.06 and US$0.06 per share respectively. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions, and may not represent actual transactions.

Investing in our common shares involves a high degree of risk.  See “Risk Factors” beginning on page 11 of the prospectus.

Neither the SEC nor any state securities commission has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus.  Any representation to the contrary is a criminal offense.

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Prospectus Supplement dated December 19, 2011

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2011
Commission File Number 0-30314

BONTAN CORPORATION INC
(Translation of registrant’s name into English)

47 Avenue Rd., Suite 200, Toronto, Ontario, Canada M5R 2G3
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- ______________.

NEWS RELEASE

BONTAN AGREES TO SELL ITS EQUITY IN IPC CAYMAN AND SETTLE ALL DISPUTES

Toronto, Ontario, December 19, 2011 – Bontan Corporation Inc. (OTCBB: BNTNF) announces that it has entered into a settlement agreement  with IPC Cayman , International Three Crown Petroleum LLC (“ITCP”), Three Crown Petroleum LLC ( “TCP”)  and Mr. Howard Cooper (“IPC Parties”).

Under the terms and conditions stated in settlement agreement, all parties agree to settle the claims, differences and disputes between them while denying any liability to each other.

Bontan agrees to transfer all its equity in IPC Cayman on closing for a total price of US$15 million and a 0.25% Overriding Royalty Interest (“ORI”) in the Israeli Project comprising two offshore Israeli drilling licenses # 348 Sara and # 347 Myra.  In addition, all 5 million warrants issued to ITC and 600,000 options issued to IPC Cayman consultants have been surrendered and cancelled without any compensation. The price of US$15 million will consist of cash of US$10 million. The balance is covered by two promissory notes carrying interest at 5% per annum and secured by additional ORI of 0.25%and a guarantee from IPC Cayman. One promissory note for US$2 million is payable on or before November 9, 2012 and another for US$3 million is payable on or before November 9, 2013. Bontan has received a non-refundable deposit of US$250,000. In the event of requests by the IPC Parties for an extension, or the occurrence of certain financing activities, Bontan may receive up to a further US$500,000 in non-refundable deposits. Bontan may also receive up to an additional US$ 3 million based on the price of IPC Oil and Gas Holdings Ltd (“Shaldieli” TASE:IPC) shares after two years.

Closing is conditioned on receipt or waiver of Regulatory Approval.  If closing is not consummated, the situation will revert to the status quo that existed prior to signing except that Bontan will be able to retain certain deposited cash, cancelled warrants and options and the ORI.

Should closing not occur, all current lawsuits between the parties will carry on. All litigations between the parties have been stayed, pending dismissal at closing.  The IPC Parties have until March 8, 2012 to deposit US$9,750,000 into escrow.  Should they not pay by that date, extensions may be granted upon payment of additional non-refundable deposits.

Mr. Kam Shah, CEO commented, “We believe that the settlement and sale as negotiated is in the best interests of our shareholders. As in any litigation, there is never assurance of success, and the prospect of continuing costly litigations was a factor in the Board’s decision. Should the deal close as contemplated, Bontan will have made a good profit on the transaction with the possibility of some further upside through the holding of the ORI and the interest in the appreciation of Shaldieli shares. We wish IPC and its partners the best of luck. ”

Additional Information About the Offshore Israel Project

The rights in the Licenses for the Offshore Israel Project are held by a group consisting of IPC Israel, Emanuelle Energy Ltd, Modiin Energy Limited Partnership, Emanuelle Energy Oil and Gas Limited Partnership and other entities including the operator, GeoGlobal Resources (India) Inc.

Prior to consummation of the sale described above, Bontan’s beneficial share, through its ownership of 76.79% equity of IPC Cayman, in the allotted Shaldieli shares is approximately 111.2 million shares of Shaldieli. or approximately 69% of Shaldieli share capital ( subject to further dilution). Shaldieli now holds 50% of the equity in IPC Israel which, in turn, holds a 13.6090% working interest in the two licences – Sarah and Myra – under the offshore Israeli Project.

About Bontan Corporation Inc.:

Bontan Corporation Inc. is an oil and gas exploration company that operates and invests in exploration prospects.  Through its subsidiaries, Bontan seeks highly visible opportunities in countries around the globe with a history of natural resource production that offer exciting and attractive propositions.  Bontan seeks to minimize risk by bringing in either joint venture, carried or working interest partners, depending on the size and scale of the project.

For further information, contact Kam Shah, Chief Executive Officer of Bontan, at (416) 929-1806.

Forward-Looking Statements

This news release includes forward-looking statements within the meaning of the U.S. federal and Canadian securities laws.  Any such statements reflect Bontan’s current views and assumptions about future events and financial performance.  Bontan cannot assure that future events or performance will occur.  Important risks and factors that could cause actual results or events to differ materially from those indicated in our forward-looking statements, include, but are not limited to:  the effect of economic and political developments in Israel and in the Mideast; the reliance on the working interest owners, as well as third-party consultants and contractors, to develop the Offshore Israel Project; the ability of IPC Cayman to raise sufficient capital to demonstrate to the Israeli Ministry of Natural Infrastructures adequate financial capability and to satisfy its obligations for the costs of drilling and development; the risk that the final interpretation of the seismic and other data may show or suggest, or that drilling may ultimately demonstrate, that either or both of the Licenses contain no, or noncommercial amounts of, hydrocarbons; the volatility in commodity prices for crude oil and natural gas; the presence or recoverability of estimated reserves; the potential unreliability or other effects of geological and geophysical analysis and interpretation; exploration and development, drilling and operating risks; competition for development of the Offshore Israel Project; environmental risks; government regulation or other action, including the potential change in tax and royalty provisions under active consideration by the Israeli government; potential disruption from terrorist activities or warfare in the region or at the Offshore Israel Project site; general economic conditions; limited market available in Israel for oil and gas that may be found in commercial quantities; other risks generally associated with the exploration and development of international offshore drilling projects in several thousand feet of water; and other risks identified by the press releases and securities filings of the other working interest owners in Israel and other jurisdictions in which such releases and filings are made. Bontan’s recent settlement, if not closed as planned, will require it to renew engagement of additional law firms, and further court efforts, including in defense of counterclaims from IPC Cayman and ITC, will entail the expenditure of significant funds and may not successfully protect Bontan’s indirect share of the Working Interest in the Offshore Israel Project as Bontan’s management intends. Bontan cannot assure that its claim to undo the Shaldieli transaction due to the fact that it was made in contravention of ITC's agreements with Bontan will succeed, or the extent of compensation which will be awarded to Bontan in lieu of such rescission, if such compensation is awarded. Bontan assumes no obligation and expressly disclaims any duty to update the information in this News Release.

SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 19, 2011

BONTAN CORPORATION INC.

By: /s/ Kam Shah
Kam Shah
Chief Executive Officer